SECURITI  N

07001775

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

cm

SEC FILE NUMBER
8-41817

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION



SEC Mail
RECEIVED
Processing
FEB 27 2007
Wash. DC
186
SECTION

NAME OF BROKER-DEALER: FERGUSON & BREWER SECURITIES

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7052 Skyway, Suite A
(No. and Street)

Paradise, (City) California (State) 959569 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert H. Brewer (530) 872-1810
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lotspeich & Company and Accountancy Corp
(Name – *if individual, state last, first, middle name*)

585 Manzanita Ave (Address) Chico, (City) CA (State) 95926 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
OCT 09 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert H. Brewer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ferguson & Brewer Securities, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



K. GALLEGOS
Commission # 1709746
Notary Public - California
Butte County
My Comm. Expires Dec 9, 2010

Signature

PARTNER

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FERGUSON & BREWER SECURITIES
TABLE OF CONTENTS
DECEMBER 31, 2006


LOTSPEICH
& COMPANY
AN ACCOUNTANCY CORPORATION


CPA

The CPA, Never Underestimate the Value®

INDEPENDENT AUDITOR'S REPORT

To the Partners of
Ferguson & Brewer Securities

We have audited the accompanying statement of financial condition of Ferguson & Brewer Securities (A California General Partnership) as of December 31, 2006, and the related statements of income (loss), changes in partners' capital, cash flows and changes in liabilities subordinated to claims of general creditors for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ferguson & Brewer Securities as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles in the United States of America.

Lotspeich & Company
Chico, CA
February 7, 2007

1370 Ridgewood Drive, Suite 7 ■Chico, California 95973 ■phone: 530.899.0674 ■fax: 530.899.7382 ■email: info@chicocpa.com
Members: American Institute of Certified Public Accountants and California Society of Certified Public Accountants

FERGUSON & BREWER SECURITIES
(A California General Partnership)
STATEMENT OF FINANCIAL CONDITION
December 31, 2006

ASSETS

CURRENT ASSETS	
Cash in bank	$ 201.70
Cash in CD maturing over 90 days	9,950.44
Prepaid insurance	303.34
TOTAL CURRENT ASSETS	10,455.48
INVESTMENTS (NONCURRENT)	
Investment in NASDAQ Common Stock	61,580.00
TOTAL INVESTMENTS	61,580.00
TOTAL ASSETS	$ 72,035.48

LIABILITIES & PARTNERS' CAPITAL

PARTNERS' CAPITAL	$ 72,035.48
TOTAL LIABILITIES & PARTNERS' CAPITAL	$ 72,035.48

See accountant's report and notes to financial statements.

FERGUSON & BREWER SECURITIES
(A California General Partnership)
STATEMENT OF INCOME (LOSS)
Year Ended December 31, 2006

INCOME	
Commissions earned	$ 3,424.34
Interest income	247.84
Unrealized Gain or (Loss) Common Stock	17,480.00
TOTAL INCOME	21,152.18
EXPENSES	
Accounting and Legal	1,750.00
Dues & Fees	1,159.00
Insurance	368.16
Office Expense	1,000.00
TOTAL EXPENSE	4,277.16
NET INCOME (LOSS)	$ 16,875.02

See accountant's report and notes to financial statements.

FERGUSON & BREWER SECURITIES
(A California General Partnership)
STATEMENT OF CHANGES IN PARTNERS' CAPITAL
For the Year Ended December 31, 2006

	Thomas Ferguson	Robert Brewer	Total
Beginning Capital, January 1, 2006	$19,580.23	$19,580.23	$39,160.46
Current year's income (loss)	8,437.51	8,437.51	16,875.02
Contributions by partners	8,000.00	8,000.00	16,000.00
Ending Capital, December 31, 2006	$36,017.74	$36,017.74	$72,035.48

See accountant's report and notes to financial statements.

FERGUSON & BREWER SECURITIES
(A California General Partnership)
STATEMENT OF CASH FLOWS
Year Ended December 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income (Loss)	$ 16,875.02
Unrealized gain in Common Stock	(17,480.00)
Prepaid Insurance	4.16
NET CASH PROVIDED BY OPERATING ACTIVITIES	(600.82)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Accrued interest increase in CD balance	(247.84)
Purchase securities	(16,000.00)
NET CASH USED IN INVESTING ACTIVITIES	(16,247.84)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Cash contributions by partners	16,000.00
NET CASH PROVIDED BY FINANCING ACTIVITIES	16,000.00
NET DECREASE IN CASH	(848.66)
CASH & CASH EQUIVALENTS, BEGINNING OF YEAR	1,050.36
CASH & CASH EQUIVALENTS, END OF YEAR	$ 201.70

SUPPLEMENTAL INFORMATION

Interest Paid	NONE
Income Taxes Paid	NONE

See accountant's report and notes to financial statements.

FERGUSON & BREWER SECURITIES
(A California General Partnership)
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
December 31, 2006

There were no liabilities subordinated to claims of general creditors.

See accountants' report and notes to financial statements.

FERGUSON & BREWER SECURITIES
(A California General Partnership)
NOTES TO FINANCIAL STATEMENTS
December 31, 2006

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity and Related Party Disclosure

Ferguson & Brewer Securities (the "Company") is licensed as a Direct Placement Program broker/dealer under Rule 15c3-1(2)(ii) and (iii) as a broker that does not generally carry customer accounts. Specifically, the Company is a general partnership of two individuals, Thomas A. Ferguson and Robert H. Brewer. Mr. Ferguson and Mr. Brewer are also the sole owners of another business, Ferguson & Brewer Investment Company ("FBIC"), which has been engaged in the formation, operation and management of real estate investment partnerships since 1983. The Company was formed to act as the broker/dealer with respect to those partnerships sponsored by FBIC. The Company's business is devoted entirely to acting as the broker/dealer for the partnerships sponsored by FBIC with the infrequent exception of residual commissions on reinvestments in shares of registered investment companies.

Cash & Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Investments

The Partnership purchased NASDAQ Warrants in 2000. The Warrants allowed the Partnership to purchase 1,000 shares of NASDAQ, Inc. voting common stock each year at various prices over a four-year period that commenced one year from their issue on June 28, 2002. The company exercised the 2005 warrant tranche and purchased 1,000 shares of NASDAQ, Inc. at an exercise price of $15.00. The company exercised the 2006 warrant tranche and purchased 1,000 shares of NASDAQ, Inc. at an exercise price of $16.00. The Company recorded one-half the original cost of the warrants plus their $15.00 per share exercise price as the cost of the 2005 tranche and one-half the original cost of the warrants plus their $16.00 per share exercise price as the cost of the 2006 tranche. The company was issued 2000 shares of common stock of the NASDAQ Stock Market, Inc in 2006.

Broker-Dealer entities are required to report security positions resulting from proprietary trading at current market values and unrealized gains or losses resulting from marking these to fair market value are included in profit or loss.

See accompanying accountant's report.

FERGUSON & BREWER SECURITIES
(A California General Partnership)
NOTES TO FINANCIAL STATEMENTS
December 31, 2006

Investments - continued

For the year ended December 31, 2006, the net unrealized gain(loss) reported in earnings was $17,480.00 the difference between their original purchase cost of $44,100.00 and the fair market value of $61,580.00 based on the stocks closing traded market price.

Income Taxes

No provision for income taxes has been made as the income of the Company is passed directly to the partners and is included with their other income and taxed at their individual rates.

NOTE B - RELATED PARTY TRANSACTIONS

The following transactions occurred between the Company and the other affiliated company:

1. Ferguson & Brewer Investment Company provides office space and pays all overhead costs for Ferguson & Brewer Securities. The company in 2006 paid Ferguson & Brewer Investment Company $250.00 per quarter or $1,000.00 for the year for these expenses.
2. Ferguson & Brewer Investment Company under a Standby Support Agreement dated February 24, 2003, paid during 2006 the company $750.00 quarterly or $3,000.00 for the year a standby commission fee for any quarter in which they do not make any new offerings of the securities of an entity it sponsors.

NOTE C - COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

The minimum net capital required is the greater of (a) 6.67% of aggregate indebtedness or (b) the minimum net capital requirement of the reporting broker or dealer.

Aggregate indebtedness equals	$ 0.00
Multiplied by 6.67%	x .0667
	$ 0.00
Minimum net capital requirement	$ 6,000.00
Greater of the two amounts	$ 6,000.00

See accompanying accountant's report.

FERGUSON & BREWER SECURITIES
(A California General Partnership)
NOTES TO FINANCIAL STATEMENTS
December 31, 2006

NOTE C - COMPUTATION OF BASIC NET CAPITAL REQUIREMENT - continued

Actual net capital	
Capital amount on Statement of Financial Position	$72,035.48
Less Prepaid insurance	- 303.34
Less 15% Haircut on $61,580.00 common stock	- 9,237.00
Total net capital	$62,495.14
Excess net capital ($62,495.14 less $6,000.00)	$56,495.14

NOTE D - COMPUTATION OF AGGREGATE INDEBTEDNESS

Total allowable liabilities from the Statement of Financial Condition	$ 0.00
Divided by net capital $10,752.96	0.00%

The computation of basic net capital requirement and the computation of aggregate indebtedness do not deviate from the amounts reported in the Focus Reports Part IIA reports filed by Ferguson & Brewer Securities during the year ended December 31, 2006 in any material amount.

See accompanying accountant's report.


LOTSPEICH
& COMPANY
AN ACCOUNTANCY CORPORATION


CPA

The CPA, Never Underestimate the Value®

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE X-17A-5

To the Partners of
Ferguson & Brewer Securities

In planning and performing our audit of the financial statements of Ferguson & Brewer Securities as of and for the year ended December 31, 2006, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance of the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Ferguson & Brewer Securities that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11).

The management of Ferguson & Brewer Securities is responsible for establishing and maintaining an internal control and practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1370 Ridgewood Drive, Suite 7 ■ Chico, California 95973 ■ phone: 530.899.0674 ■ fax: 530.899.7382 ■ email: info@chicocpa.com
Members: American Institute of Certified Public Accountants and California Society of Certified Public Accountants

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectives of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control and its operation that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Lotspeich & Company

February 7, 2007

END